Exhibit 12.1

Regal Entertainment Group
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Year Ended 12/27/2012	Year Ended 12/26/2013	Year Ended 1/1/2015	Year Ended 12/31/2015	Year Ended 12/31/2016
Pretax Income	$231.7	$264.6	$178.6	$253.3	$281.7
Fixed Charges
Interest Expense, net of capitalized interest	133.7	139.1	124.7	126.9	124.3
Interest Capitalized	0.2	0.2	0.2	—	0.1
Amortization of Debt Costs	3.6	4.5	4.8	4.7	4.6
One-third of Rent Expense	128.1	137.9	141.1	140.5	142.5
Total Fixed Charges	265.6	281.7	270.8	272.1	271.5
Earnings	497.3	546.3	449.4	525.4	553.2
Ratio of Earnings to Fixed Charges	1.9x	1.9x	1.7x	1.9x	2.0x
Rent Expense	$384.4	$413.6	$423.4	$421.5	$427.6